                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                         YOSEMITE MORTGAGE FUND II, LLC
                         ------------------------------
                 (Name of Small Business Issuer in its charter)


          California                                              94-3394131
          ----------                                              ----------
(State or other jurisdiction of                               (I.R.S. Employer
Incorporation or organization)                               Identification No.)


     414 13th Street, Suite 400
       Oakland, California                                           94612
       -------------------                                           -----
(Address of principal executive offices)                           (Zip Code)

                    Issuer's telephone number (510) 942-2144

Securities to be registered under Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered


Securities to be registered under Section 12(g) of the Act:

                             UNITS OF LLC INTEREST
                             ---------------------
                                (Title of Class)

                                     PART I

The Registrant, a Small Business Issuer, provides the following information required by Items 6-12 of Model B of Form 1-A, as well as the information required by Part II, Part F/S, and Part III, below.

ITEM 6.  DESCRIPTION OF BUSINESS

HISTORY AND ORGANIZATION

The Registrant was organized as a California limited liability company on March 19, 2001. (The Registrant will be referred to in this Form 10-SB as "the Company" or "we.") The Company's registration statement on Form SB-2 became effective with the Securities and Exchange Commission on March 13, 2003. Other than organizational, planning and registration activities, we conducted no business until May 2003, at which time we first acquired mortgage loans for our portfolio, using the initial proceeds from our public offering. We registered 6,500,000 units, of which 5,000,000 are being offered in the initial public offering and 1,500,000 units are reserved for possible issuance under the Company's distribution reinvestment program.

Our Manager is MFP Management LLC, organized as a California limited liability company on May 4, 2001, and its sole Manager is Steven M. Pontes, who is the principal owner and Chief Executive Officer of Pontes Financial Group, Ltd., a California corporation organized in 1987 and a licensed California real estate broker corporation. All mortgage loans invested in by the Fund will be originated by or through Pontes Financial Group, Ltd., which will also service those loans for the Fund and provide it with administrative services. The Manager will assign the fees that it is entitled to be paid by the Fund to Pontes Financial Group, Ltd.

OUR BUSINESS STRATEGY

Our business strategy is designed to generate current income by investing in mortgage loans. We believe there is a significant market opportunity to make mortgage loans to owners and developers of real property whose financing needs are not met by traditional mortgage lenders. Factors that often preclude such borrowing are perceived credit risks, based on standards created by the lenders, bank aversion to cyclical conditions in markets, and certain industry risks, such as service stations. The traditional underwriting standards and length of time required by conventional mortgage lenders such as commercial banks also result in some potential borrowers who are unable to obtain such financing or who are unwilling to go through the time consuming process often required by traditional lenders.

We propose to loan funds to such borrowers provided that they have sufficient equity in the underlying real estate and otherwise meet our lending criteria. In certain cases we may make mortgage loans which are riskier than the mortgage loans made by commercial banks. However, in return we anticipate receiving a higher interest rate and the Manager will take steps intended to mitigate the risks, such as imposing a lower loan to value ratio (thereby providing us with a bigger equity cushion if real estate values drop.)

We believe that by focusing on the value of the underlying real estate that will serve as collateral on our mortgage loans, the Manager can expedite the loan approval process and approve loans to certain borrowers who might not qualify for loans from traditional mortgage lenders. The Manager will generally spend not more than 10 days assessing the character and credit history of our borrowers. Rather, the Manager will focus its underwriting review on the value of the collateral which secures our loan.

The mortgage loan business is highly competitive, and the Company competes with numerous established entities, some of which have significantly more financial resources and experience in the mortgage lending business than does Steven Pontes, Pontes Financial Group, Ltd. or the Manager. The principal competitors are Owens Mortgage Investment Fund, Southern Pacific Thrift, Cascade Financial Corporation and Cushman Capital. The Company also has competition from banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, real estate investment trusts, other mortgage investment funds and lenders with objectives similar in whole or in part to those of the Company.

TWELVE MONTH PLAN OF OPERATION

Following our first receipt of proceeds from our public offering in May 2003 and until December 31, 2003, the Company received $32,563,899 in Member contributions from sales of our units in the public offering. As part of its initial plan of operation, the Company proposed to purchase approximately $31,583,000 of pre-existing mortgages, primarily from two private mortgage funds affiliated with our Manager. Due to early payoffs by borrowers of a portion of those pre-existing mortgages, the amount actually purchased was $22,650,493.

The pre-existing loans that we purchased, using proceeds from our initial public offering, are described in the table, Pre-Existing Loans Purchased as of 12/31/03, at page 10.

In addition to the purchase of those pre-existing loans, the Company, as of December 31, 2003, had purchased newly originated mortgage loans in the total amount of $10,765,000. As of December 31, 2003, portfolio loans totaling $4,841,859 had been paid off by borrowers prior to their maturity. In addition, principal payments in the amount of $78,088 from amortized loans were also received in 2003. Early payoffs of loans are attributable to generally lower prevailing mortgage loan interest rates, which have resulted in increases of cash of the Company, from approximately $4,419,000 as of December 31, 2003 to approximately $8,360,000 as of February 28, 2004.

As of March 31, 2004 we have sold a total of 3,626,841 units at $10.00 per unit, for a total amount of $36,268,410. The net proceeds to the Company after deducting the expenses of the offering to March 31, 2004 were approximately $35,724,889. Of these net proceeds, approximately $34,435,500 have been invested in real estate mortgage loans. Due to payoffs and principal paydowns, the amount invested in real estate mortgage loans as of March 31, 2004 is $27,393,698, and $8,802,790 is held in cash, awaiting the Manager's selection of appropriate real estate mortgage loans for the Company's portfolio.

As a consequence, as of the filing date of this Form 10-SB, the Manager has suspended the public offering of the Fund's units, pending selection by the Manager of appropriate mortgage loans for the Fund's portfolio, using our existing cash and the additional proceeds that would become available from our continued public offering.

During the following 12 months, the Manager and its affiliate, Pontes Financial Group, Ltd., will be selecting mortgage loans for our investment portfolio and will also assist us by obtaining, processing and managing those loans for us. The number of loans in which we invest will depend upon the gross proceeds raised in this offering, as well as the availability of suitable loans for our investment portfolio.

We do not anticipate hiring any employees, acquiring any fixed assets such as office equipment or furniture, or incurring material office expenses during the next 12 months because we will be utilizing the personnel and office equipment of Pontes Financial Group, Ltd., at no charge to us. Under our operating agreement the Manager is entitled to receive a flat, annual management fee of up to 0.75% of the aggregate capital contributions of our Members and an annual loan servicing fee of up to 0.25% of the outstanding principal amount of the mortgages in our portfolio that are serviced by the Manager or Pontes Financial Group, Ltd. The Manager has waived the management fee for the year 2003 and the first quarter of 2004 and expects to waive it for the entire year 2004. It has assigned the loan servicing fee to Pontes Financial Group, Ltd.

We may establish a line of credit for future use and may enter into financing arrangements with institutional lenders to expand our portfolio of mortgage loans.

Our loans will be a combination of fixed and variable rate, secured loans. We will not engage in hedging transactions or acquire derivative instruments in an effort to mitigate risks of interest rate changes. While we believe such hedging transactions are not necessary in light of the short term nature of our investments, failure to engage in hedging transactions may expose us to losses if there are significant changes in prevailing interest rates.

INVESTMENT OBJECTIVES AND POLICIES

As a non-conventional lender, we are more willing to invest in mortgage loans to borrowers that conventional lenders would not deem to be creditworthy and rely primarily on loan to value ratios. Because of our increased willingness to fund riskier loan types and borrowers, borrowers have been willing to pay us an interest rate that is 3-5 points above the rates charged by conventional lenders. We anticipate investing 20% of our assets in construction loans and not more than 20% of our assets in unimproved land loans. Second mortgage investments are riskier because our rights will be subject to the rights of the first mortgage lender. We are permitted to invest up to 60% of our assets in second mortgage loans. In rare cases, we may make third mortgage loans. The balloon payment loans and bridge loans in which we may invest are riskier because the borrower's repayment depends on its ability to refinance the loan or develop the property so it can refinance the loan. In addition, we expect to invest approximately 60% to 90% of our assets in commercial property loans, 10% to 20% in acquisition and development loans and 10% in residential property loans. All of these loans are described in greater detail in the pages that follow under Types of Loans We Intend to Invest In.

Our principal investment objectives are to:

         o        Preserve and return your capital contributions;

         o Produce revenues from the interest income on our mortgage loans;

         o Provide quarterly cash distributions to you from the net income earned on our mortgage loans; and

         o Reinvest to the extent permissible payments of principal and proceeds of prepayments, sales and insurance proceeds, net of expenses.

We cannot assure that we will achieve these objectives or that investors' capital will not decrease. The Manager may change the overall investment strategy, subject to the fiduciary obligations that it owes to all members. However, the Manager may not change the investment objectives above, except upon majority approval of the Members. The Manager has no authority to do anything that would impair our ability to carry on our ordinary business as a mortgage investor.

ACQUISITION AND INVESTMENT POLICIES

We will seek to invest substantially all of an offering proceeds and distribution reinvestments in mortgage loans, after paying applicable fees and expenses. Of the offering proceeds, we expect to invest at least 95% in mortgage loans if the maximum offering is sold, not including approximately 3% that will be held as a working capital cash reserve.

We anticipate that the majority of our collateral on our mortgage loans will be the real property that the borrower currently owns. We sometimes refer to these real properties as the security properties. While we may invest in other types of loans, we believe that most of the loans in which we invest will have been made to real estate developers with a lesser proportion of loans involving land loans and bridge financing.

We will not give any rebates or enter into any reciprocal agreement with the Manager or any of its affiliates that enables the Manager or its affiliates to receive a rebate. We do not anticipate that our mortgage investments will be insured or guaranteed by any government agency.

The Manager will continuously evaluate prospective investments, select the mortgages in which we invest and make all investment decisions on our behalf in its sole discretion, unless the operating agreement provides otherwise. You are not entitled to act on any proposed investment. In evaluating prospective mortgage loan investments, the Manager considers such factors as the following:

         o the ratio of the amount of the investment to the value of the property by which it is secured;

         o the previous business and borrowing experience of the borrower;

         o the potential for capital appreciation or depreciation of the property securing the investment;

         o        expected levels of rental and occupancy rates (if applicable);

         o        potential for rental increases (if applicable);

         o        current and projected revenues from the property;

         o the status and condition of the record title of the property securing the investment;

         o        geographic location of the property securing the investment;
                  and

         o the financial condition of the borrowers and their principals, if any, who guarantee the loan.

The Manager may obtain our loans from non-affiliated mortgage brokers and previous borrowers, and by solicitation of new borrowers in those states where permissible. We may purchase existing loans that were originated by third party lenders and acquired by the Manager to facilitate our purchase of the loans. The Manager will sell the loans to us for no greater than the Manager's cost, not including its service fees and compensation. There are no specific requirements or guidelines governing the Manager's discretion in determining which mortgage loans it will place with the Fund and which it will place with other funding sources.

When selecting mortgage loans for us, the Manager will adhere to the following guidelines, which are intended to control the quality of the collateral given for our loans:

1. Priority of Mortgages. We anticipate investing up to 60% of our assets in secured first mortgages, with the balance primarily in second mortgages. With rare exceptions, other mortgages that we invest in on the security property will be junior to more than one other mortgage. The only subordinated mortgages we currently intend to invest in at this time are second mortgages, although in the future we may invest in wraparound, or all-inclusive, mortgages.

2. Loan-to-Value Ratio. We do not anticipate that the amount of our loans combined with the outstanding debt secured by a senior mortgage on a security property will exceed the following percentage of the appraised value of the security property at the time of funding:

     Type of Secured Property                                     Loan-to-Value Ratio
     -------------------------------                              -------------------------
     Residential                                                  70%
     Unimproved Land                                              50%
     Commercial                                                   70%
     Property under Development/Construction Loan                 70% (of anticipated post-development value)
     Leasehold Interest                                           70% (of value of leasehold interest)

The Manager, in its discretion, may increase any of the above loan-to-value ratios if a given loan is supported by credit adequate to justify a higher loan-to-value ratio, including personal guarantees. Occasionally, our collateral may include personal property as well as real property. We do not have specific requirements with respect to the projected income or occupancy levels of a property securing our investment in a particular loan. These loan-to-value ratios will not apply to financing offered by us to the purchaser of any real estate acquired through foreclosure, or to refinance an existing loan that is in default when it matures. In those cases, the Manager, in its sole discretion, shall be free to accept any reasonable financing terms it deems to be in our best interest. Nevertheless, in no event will the loan-to-value ratio on any loan exceed 80% of the independently appraised completed value of the property. The target loan-to-value ratio for our loan portfolio as a whole is approximately 65%.

We will obtain an independent appraisal for each property to be security for our investment. Copies of these appraisals will be available for your review at the offices of the Manager for a period of six (6) years. We will retain appraisers who will be licensed or qualified as independent appraisers and be certified by or hold designations from one or more of the following organizations: The Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the National Association of Review Appraisers, the Appraisal Institute, the Society of Real Estate Appraisers, M.A.I., Class IV Savings and Loan appraisers or from among appraisers with other qualifications acceptable to the Manager. However, appraisals are only estimates of value and cannot be relied on as measures of realizable value. An employee or agent of Pontes Financial Group, Ltd. will review each appraisal report and will conduct a comprehensive physical inspection for each property. A comprehensive physical inspection includes an assessment of the subject property, the adjacent properties and the neighborhood and includes entering any structures on the subject property.

3. Construction Mortgage Loans. We anticipate that we will invest in construction loans other than home improvement loans on residential property, subject to the following guidelines:

     We do not anticipate that the loan-to-value ratio on construction loans in which we invest will exceed 70% of the independently appraised, completed value of the security property.

4. Terms of Mortgage Loans. Most of our loans will be for one to five years. We anticipate that up to 90% of our loans will provide for payments of interest only with a balloon payment of principal payable in full at the end of the term.

5. Escrow Conditions. Our loans will often be funded by us through an escrow account held by a title insurance company, subject to the following conditions:

         o Borrowers will obtain title insurance coverage for all loans, with the title insurance policy naming us as the insured and providing title insurance in an amount at least equal to the principal amount of the loan. Title insurance insures only the validity and priority of our deed of trust, and does not insure us against loss by other causes, such as diminution in the value of the security property.

         o Borrowers will obtain fire and casualty insurance for all loans secured by improved real property, naming us as loss payee in an amount sufficient to cover the replacement cost of improvements.

         o All insurance policies, notes, deeds of trust or mortgages, escrow agreements and any other loan document for a particular transaction will name us as payee and beneficiary. Mortgage loans will not be written in the name of the Manager or any other nominee, unless and to the extent, they invest in said loans.

6. Purchase of Mortgage Investments from Affiliates. We may acquire mortgage loans from our affiliates, including the Manager, for a price not in excess of the par value of the note or its fair market value, whichever is lower, plus allowable fees and expenses, but without the allowance of any other compensation for the loans. Except for the compensation paid to the Manager described elsewhere in this prospectus, any affiliate from which we purchase mortgage loans will remit to us all income it earns from the mortgage loan while the loan is in its portfolio.

7. Note Hypothecation. We may also acquire mortgage loans secured by assignments of secured promissory notes. These mortgage loans must satisfy our stated investment standards, including our loan-to-value ratios. For mortgage loans secured by promissory notes, we will rely on the appraised value of the underlying property, as determined by an independent written appraisal which was conducted within the then-preceding twelve months. If an appraisal was not conducted within that period, then we will arrange for a new appraisal to be prepared for the property.

8. Participation. We may also participate in loans with other lenders, including affiliates as permitted by The Mortgage Program Guidelines of the North American Securities Administrators Association (NASAA Guidelines), by providing funds for or purchasing an undivided interest in a loan meeting our investment guidelines described above. We would be likely to participate in loans if, for example:

         o        we did not have sufficient funds to invest in an entire loan.

         o we received offering proceeds that were insufficient to adequately diversify our portfolio.

         o the Manager originated a loan that fit within our investment guidelines but it would constitute more than 20% of our anticipated capital contributions or otherwise be disproportionately large given our then existing portfolio.

     We will participate in loans with non-affiliates if we acquire a controlling interest, alone or with any of our publicly registered affiliates meeting the requirements below, in such participation. We presently have no publicly registered affiliate. A controlling interest would enable us to direct or cause the direction of the management and policies of such participation, which would include the authority to:

         o        review all material contracts;

         o cause a sale of the mortgage or our interest therein subject in certain cases to limitations imposed by the participation agreement between the parties;

         o approve budgets and major capital expenditures, subject to a stated minimum amount;

         o veto any sale of a mortgage, or alternatively, to receive a specified preference on sale or proceeds; and

         o exercise a right of first refusal on any desired sale by a participant of its interest in a loan except for transfer to its affiliate.

     In the event of participation with a publicly registered affiliate, the investment objectives of the participants shall be substantially identical. There shall be no duplicate fees. The compensation to the sponsors must be substantially identical, and the investment of each participant must be on substantially the same terms and conditions. Each participant shall have a right of first refusal to buy the other's interest if the co-participant decides to sell its interest. We will not invest in joint ventures with or purchase interests of affiliates.

     We will not give the Manager or any of its affiliates any consideration similar to rebates or give-backs or enter into reciprocal arrangements with the Manager or its affiliates that might be entered into in lieu of participations.

9. Diversification. No single mortgage loan will exceed 20% of our anticipated capital contributions. Additionally, mortgage loans in favor of any one borrower or any one property, in the aggregate, will not exceed 20% of the capital to be raised.

10. Reserve Fund. We will establish contingency working capital reserves of approximately 3% of the gross proceeds of this Offering to cover our unexpected cash needs.

11. Credit Evaluations. Before making a loan, the Manager must first determine that a borrower has sufficient equity in the security property to meet the loan-to-value ratios described above. The Manager may also consider the income level and creditworthiness of a borrower to determine its ability to repay the mortgage loan.

NO SALE OF FORECLOSED PROPERTIES TO THE MANAGER.

We will not sell foreclosed properties to the Manager or to any affiliate of the Manager or to any other mortgage program in which the Manager has an interest.

MORTGAGE LOANS TO AFFILIATES

We will not invest in mortgage loans made to the Manager or any of its affiliates. However, we may hold an investment in a mortgage loan payable by the Manager or an affiliate when it has assumed the obligations of the borrower under that loan, either by purchasing the loan or an interest therein to prevent a default or foreclosure, or has purchased the loan after a foreclosure.

TYPES OF LOANS WE INTEND TO INVEST IN

We primarily invest in loans which will be secured by first or second mortgages on real property. Such loans fall into the following categories: raw and unimproved land, acquisition and development, construction, commercial, residential and bridge loans.

COMMERCIAL PROPERTY LOANS

We expect approximately 65% of the loans invested in by us to be commercial property loans. Commercial loans provide funds to allow property owners the capital needed for their businesses, renovate and upgrade the property, and address other current capital needs. Many of the commercial property loans provided by the Fund may be secured by properties in which the borrowers operate their businesses. Subject to the Funds' normal underwriting standards, we will invest in these loans up to 70% of the appraised value of the property.

MULTI-RESIDENTIAL LOANS

We intend that approximately 20% of the loans invested in by us will be loans secured by improved multi-residential properties. These loans typically provide funds to the borrower to renovate properties, provide capital for short-term needs, and to pay off existing financing. Subject to the Funds' normal underwriting guidelines, we will generally invest in these loans up to 70% of the appraised value of the property.

ACQUISITION AND DEVELOPMENT LOANS

We expect that approximately 15 to 20% of the loans invested in by us may be acquisition and development loans. The types of properties securing such loans may be raw land, unimproved land with off-site improvements, and existing properties deemed appropriate for renovation and re-use renovations. The loans provide borrowers with the funds necessary to plan, execute, and complete the development, construction, and renovation plans. We will generally invest in these loans up to 70% of the appraised value of the property.

RESIDENTIAL LOANS

The Fund will not as a general rule pursue single-family residential loans; however, in many cases the Fund will endeavor to obtain such properties as additional collateral for other type loans. In some instances they will be the primary collateral. The Fund may invest in these loans secured by single-family residences up to 70% of the appraised value.

COLLATERAL

The types of collateral that normally will secure the loans brokered by us include a first deed of trust, a second deed of trust or a leasehold interest.

FIRST MORTGAGE LOANS

Loans invested in by us that are secured by a first deed of trust on real property give us rights as a first mortgage lender on the collateralized property.

SECOND AND WRAPAROUND MORTGAGE LOANS

Up to 60% of the loans invested in by us may be in second mortgage loans and in wraparound mortgage loans. In a second mortgage loan, the rights of the lender (such as the right to receive payment on foreclosure) will be subject to the rights of the first mortgage lender. In a wraparound loan, the lender's rights will be comparably subject to the rights of a first mortgage lender, but the aggregate indebtedness evidenced by the loan documentation will be the first mortgage loan plus the new funds the lender invests. The lender would receive all payments from the borrower and forward to the senior lender its portion of the payments the lender receives.

THIRD MORTGAGE LOANS

On rare occasions, we may invest in a loan that is subject to the rights of the first and second lender.

LEASEHOLD INTEREST

Loans on leasehold interests are secured by an agreement of the borrower's leasehold interest in the particular real property. Leasehold interest loans are usually combined with first or second mortgage loans secured by additional collateral.

REPAYMENT OF MORTGAGES ON SALES OF PROPERTIES

We require by contract a borrower to repay a mortgage loan upon the sale of the mortgaged property rather than allow the buyer to assume the existing loan. We will either invest our net proceeds from any capital transaction in new mortgage loans, hold the net proceeds as cash or distribute them to the members. These net proceeds will also include the principal of a loan deemed to be repaid for tax purposes as a result of the nature of a loan modification or loan extension. Our operating agreement provides that whether we choose to distribute the proceeds or reinvest them, you will be deemed to have received a distribution of capital and recontributed the same amount to us. Capital transactions include payments of principal, foreclosures and prepayments of mortgages, to the extent classified as a return of capital under the Internal Revenue Code, and any other disposition of a mortgage or property.

VARIABLE RATE LOANS

Variable rate loans originated by the Manager may use as indices the one and five year Treasury Constant Maturity Index, the Prime Rate Index and the Monthly Weighted Average Cost of Funds Index for Eleventh District Savings Institutions (Federal Home Loan Bank Board). The Manager may negotiate spreads over these indices of 2.5% to 5.5%, depending upon market conditions when the loan is made.

It is possible that the interest rate index used in a variable rate loan will rise (or fall) more slowly than the interest rate of other loan investments available to us. The Manager attempts to minimize this interest rate differential by tying variable rate loans to indices that are sensitive to fluctuations in market rates. Additionally, variable rate loans originated by the Manager contain provisions under which the interest rate cannot fall below the initial rate.

INTEREST RATE CAPS

Our variable rate loans usually have interest rate caps. We anticipate that the interest rate cap will be a ceiling that is 2-4% above the starting rate with a floor rate equal to the starting rate. For these loans there is the risk that the market rate may exceed the interest cap rate.

BORROWING

We may borrow money:

         o        to finance our investments in mortgage loans,

         o to prevent a default under mortgage loans that are senior to our mortgage loans,

         o to discharge senior mortgage loans if this becomes necessary to protect our investment in mortgage loans, or

         o to operate or develop a property that we acquired under a defaulted loan.

At no time will our indebtedness exceed 70% of the fair market value of our mortgage loans. This indebtedness may be with recourse to our assets. As of the date of this prospectus, we have not created any indebtedness.

In addition, we may enter into structured arrangements with lenders in order to provide them with a senior position in mortgage loans which we might jointly fund. For example, we might establish a wholly-owned special purpose corporation which would borrow funds from an institutional lender under an arrangement where the resulting mortgage loans would be assigned to a trust, and the trust would issue a senior certificate to the institutional lender and a junior certificate to the special purpose corporation. This would assure the institutional lender of repayment in full prior to our receipt of any repayment on the jointly funded mortgage loans.

NO TRUST OR INVESTMENT COMPANY ACTIVITIES

We have not qualified as a real estate investment trust under the Internal Revenue Code, and therefore we are not subject to the restrictions on its activities that are imposed on real estate investment trusts. We believe that we conduct our business so that we are not an investment company within the meaning of the Investment Company Act of 1940.

VARIOUS OTHER POLICIES AND PROCEDURES

Without approval of a majority of the members, we will not:

         o issue securities senior to the units or issue any units or other securities for other than cash;

         o invest in the securities of other issuers for the purpose of exercising control, except when exercising our rights as a secured lender; or

         o        underwrite securities of other issuers.

REGULATION

Our operations are conducted by the Manager, which is affiliated with Pontes Financial Group, Ltd., a licensed real estate broker with the California Department of Real Estate. Our loans secured by California real property will be acquired through the services of Pontes Financial Group, Ltd. The supervision of Pontes Financial Group, Ltd. by the California Department of Real Estate involves the filing of reports and inspections of its records.

We and the Manager are subject to the Equal Credit Opportunity Act of 1974, which prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status, and the Fair Credit Reporting Act of 1970, which requires lenders to supply applicants with the name and address of the reporting agency if the applicant is denied credit. We are also subject to various other federal and state securities laws regulating the issuance and sale of securities, as well as the Employee Retirement Income Security Act of 1974.

Should the Manager not adhere to these regulations, it or the Company could face potential disciplinary or other civil action that could have a material adverse effect on our business. The Manager believes that these regulations are being complied with.

ITEM 7.  DESCRIPTION OF PROPERTY

LOANS PURCHASED FROM AFFILIATES OF THE MANAGER AND NON-AFFILIATED PERSONS

The following table describes as of December 31, 2003, the pre-existing mortgage loans that the Fund has purchased. These loans, or interests in the loans, were owned by PFG, Ltd. Sterling 1995 Limited Partnership, a California limited partnership, whose general partner was Steven Pontes, and Yosemite Mortgage Fund, LLC, a California limited liability company, whose manager was Pontes Financial Group, Ltd., and other non-affiliated loan investors. Pontes Financial Group, Ltd. paid cash for and owned less than a 1% capital interest in Yosemite Mortgage Fund, LLC, and Steven Pontes paid cash for and owned a 1% capital interest in PFG Ltd. Sterling 1995 Limited Partnership. The limited partnership and limited liability company were liquidated and dissolved as of December 31, 2003, following the Fund's purchase of their mortgage loan portfolios.


                                         Pre-Existing Loans Purchased as of 12/31/03
Loan                                                                                            Loan         Original Loan  Purchase
Number Borrower           Property Location    Date Orig(a) LTV(b) Int(c)  Mat. Date(d) PT(e)  Type(f) SP(g)     Amount    Price (h)
------------------------------------------------------------------------------------------------------------------------------------
  3041 Morton                Taft, CA            07/31/98    58%    12.75    8/1/2003    C     Amrt.    1;2      675,000     387,349
  3053 Stuvland              Berkeley, CA        07/15/99    57%    13.00    9/1/2004    MR    Int.      1       425,000     325,000
  3054 Dry Creek Inn         Healdsburg, CA      07/15/99    58%    12.75    7/1/2006    C     Amrt.     2     1,600,000   1,409,196
  3055 Ratanjee              Antioch, CA         09/09/99    61%    12.50   10/1/2004    C     Amrt.     2     1,270,000     726,679
  3064 Ellis                 Berkeley, CA        01/25/00    59%    12.50    2/1/2007    C     Amrt.    1; 2     470,000     401,995
  3073 Homewood              Homewood, CA        08/16/00    49%    12.00    9/1/2005    C     Int.     1; 2   2,500,000   1,424,400
  3077 SF Rawhide            San Francisco, CA   11/09/01    63%    12.75   12/1/2005    C     Int.     1; 2   1,150,000     965,217
  3080 Olivet                Oakland, CA         02/09/01    65%    12.75    3/1/2006    C     Amrt.    1; 2     200,000     188,907
  3081 Olivet                Oakland, CA         02/09/01    65%    12.75    3/1/2006    C     Amrt.    1; 2     650,000     607,469
  3092 Flag City             Lodi, CA            05/04/01    41%    12.75    5/1/2004    C     Int.      1       775,000     775,000
  3094 Morton                Taft, CA            05/17/01    60%    12.75    8/1/2003    C     Amrt.    1; 2     302,258     280,966
  3095 Ellis                 San Francisco, CA   05/16/01    43%    12.50    2/1/2007    C     Amrt.    1; 2     290,000     262,192
  3096 Goldenberg            Napa, CA            08/30/01    59%    13.00   10/1/2006    C     Int.     1; 2   1,385,000     755,000
  3099 Gandhi                Pleasanton, CA      07/18/01    66%    13.75    9/1/2006    R     Int.      2       485,000     235,000
  3101 Thomas                San Leandro, CA     08/08/01    61%    11.75    9/1/2006    MR    Int.      1       730,000     430,000
  3102 Danelen               Watsonville, CA     02/12/02    67%    10.75    3/1/2007    C     Amrt.     1       465,000     450,882
  3105 Alexander             Oakland, CA         11/30/01    66%    10.25   12/1/2006    R     Int.      1     1,430,000     295,664
  3107 Manhattan Beach       Rockaway Beach, OR  02/28/02    66%    11.00    2/1/2008    R     Int.      1       550,000     550,000
  3108 Thomas                San Leandro, CA     03/06/02    49%    11.75    3/1/2007    MR    Int.      2       265,000     265,000
  3110 Porto Bodega          Bodega Bay, CA      05/10/02    66%    11.75    5/1/2004    C     Int.      1     2,250,000   1,405,000
  3111 Azari                 Berkeley, CA        05/08/02    57%    11.00   11/1/2002    C     Int.     1; 2     650,000     650,000
  3112 Jackson-Encinal       Oakland, CA         04/30/02    60%    12.00    5/1/2007    C     Int.     1; 2   2,000,000   1,000,000
  3115 Mattos                Hayward, CA         07/03/02    63%    12.50    8/1/2007    C     Int.      2       655,000     418,500
  3116 Stadium-Aldar         Berkeley, CA        07/17/02    64%    12.75    8/1/2005    C     Int.     1; 2   1,900,000   1,250,000
  3118 Napa Valley Athletic  Napa, CA            08/16/02    65%    11.50    9/1/2007    C     Int.      2     1,070,000   1,070,000
  3119 Willett               Oakland, CA         10/08/02    64%    12.75   9/16/2007  R, MR   Int.      2       650,000      96,076
  3121 Dosanjh               Hayward, CA         09/26/02    65%    12.00   9/23/2007    C     Int.      1       715,000     415,000
  3125 Spencer               Tulare, CA          01/24/03    60%    11.75    2/1/2006    C     Int.     1; 2   2,550,000   2,000,000
  3126 Danelen               San Jose, CA        02/14/03    22%    10.00    3/1/2005    C     Int.      1       570,000     425,000
  3127 Punla                 San Francisco, CA   03/04/03    67%    11.75    3/1/2008    C     Int.      2       750,000     125,000
  3128 Weber                 Alamo, CA           02/27/03    51%    11.25    3/1/2003   R, C   Int.      2     2,000,000   1,050,000
  3129 OSR Investors         Napa, CA            04/01/03    67%     9.75    4/1/2008    C     Int.      1     1,650,000     350,000
  3131 Nappaland, Inc.       St. Helena, CA      02/27/03    47%    12.00    4/1/2008    C     Int.      2       300,000     310,000
  3133 Brugnara              San Francisco, CA   03/21/03    42%    11.75   10/1/2004    R     Int.      1     2,500,000   1,350,000

                                                                                                                          22,650,492

(a) Date Orig: Origination Date                                   (f) Loan Type: Amrt. - Amortized payments of principal & interest;
(b) LTV (Loan to Value): The ration of the amount of loan to                     Int. - Payments of interest only, balloon principal
    the underwritten value of the property securing the loan                            payment
(c) Int:  Interest rate                                           (g) SP (Secured Position):  1 - First mortgage;
(d) Mat Date: Maturity Date                                                                   2 - Second mortgage
(e) PT (Property Type): C - Commercial; M - Multi-Residential;    (h) Purchase Price: Amount paid by the Company to purchase
                        R - Residential                               the loan.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

OUR MANAGEMENT

Steven M. Pontes, age 49, is the sole manager of MFP Management, LLC, a California limited liability company organized on May 31, 2001 for the primary purpose of acting as the Manager of the Fund. Mr. Pontes has been the chief executive officer and principal owner of Pontes Financial, Group, Ltd., a financial services firm and a California licensed real estate broker corporation, since it was founded in 1987. Mr. Pontes also founded PFG Investment Services, Inc. in 1996, which registered with the SEC as an investment adviser on March 22, 2001. Mr. Pontes has been a director of that company since its founding, but he does not participate in the day-to-day conduct of its business. He holds a life and disability insurance agent license from the California Department of Insurance.

Pontes Financial Group, Ltd. and PFG Investment Services, Inc. provide financial advisory and investment management services to individuals, families, corporations and other institutions. Their offices are in a seven-story downtown Oakland office building owned by Real Estate Recovery Associates-13th Street, LLC, an affiliate of Mr. Pontes, and together they employ approximately ten people. There is no lease or other agreement for the office space. Among the business activities of Pontes Financial Group, Ltd. is twenty years in real estate mortgage lending. During that period, they and their clients have participated in placing and investing in more than $150 million in real estate secured loans in California. As part of these investments, Mr. Pontes and Pontes Financial Group, Ltd. have sponsored and managed several private mortgage lending limited partnerships and limited liability companies in California.

                         YOSEMITE MORTGAGE FUND II, LLC



                                               YOSEMITE MORTGAGE FUND II, LLC

                                             --------------------------------------
                                                       Steven M. Pontes
                                                         (Individual)
                                             --------------------------------------
                                            |                |                    |
                                          |                  |                      |
                                        |                    |                        |
------------------------------------------   --------------------------------------  ----------------------------------
      Pontes Financial Group, Ltd.                    MFP Management LLC               PFG Investment Services, Inc.
        (California corporation)                       (California LLC)                  (California corporation)
Steven Pontes, CEO and controlling owner          Steven Pontes, sole Manager             Steven Pontes, Director
                                                    and 30% interest owner,                    and 50% owner
                                                  as trustee of family trust          Bradley Sasser, President,
                                                                                                  Director
------------------------------------------   --------------------------------------  ----------------------------------
                                          |                    |
                        Mortgage Services   |               Manager
                                              |                |
                                             --------------------------------------
                                                Yosemite Mortgage Fund II, LLC
                                                       (California LLC)
                                                 MFP Management, LLC, Manager
                                             --------------------------------------

THE MANAGER

The Manager manages and controls our affairs and has responsibility and final authority in almost all matters affecting our business. These duties include dealings with members, accounting, tax and legal matters, communications and filings with regulatory agencies and all other needed management and operational duties. The Manager has complete authority and responsibility for:

         o evaluating and choosing the mortgage loans in which we will invest;

         o deciding what agreements we will enter into and whether we will enter into joint ventures with other companies to invest in mortgage loans;

         o originating, servicing and managing our mortgage loan investments; and

         o        managing all our other operations.

Notwithstanding that the Manager has the broad authority described above, neither it directly nor Mr. Pontes indirectly may do any of the following:

         o impair our ability to carry on or change the nature of our business;

         o admit a Manager without prior approval of a majority of the members;

         o sell all or over 50% of our assets or dissolve the Fund without prior majority approval; and

         o        anything else not permitted in the Operating Agreement.

You have no right to participate in the management or control of our business or affairs other than to exercise the limited voting rights provided for members in the operating agreement. The Manager has primary responsibility for the initial selection, evaluation and negotiation of our mortgage loans. The Manager, through its affiliate, Pontes Financial Group, Ltd., will provide all executive, supervisory and administrative services for our operations, including servicing the mortgage loans we hold. Our books and records are maintained by the Manager, subject to audit by independent certified public accountants.

EVALUATION AND ACQUISITION OF OUR LOANS

The Manager, acting through its General Manager, Steven Pontes, considers and evaluates prospective loans for us. In that regard, the Manager evaluates the credit of prospective borrowers, analyzes the return to us of potential mortgage loan transactions, reviews property appraisals and determines which types of transactions appear to be most favorable to us. We will not establish our own underwriting standards and will solely rely on the Manager to provide such services.

MORTGAGE LOANS

The Manager identifies a potential loan and then Pontes Financial Group, Ltd. processes the application. When processing a loan, Pontes Financial Group, Ltd. will -

         o        order and review a property title search,

         o        perform a comprehensive property inspection,

         o        obtain an appraisal which is reviewed for reasonableness,

         o        conduct its own in-house appraisal, and

         o perform credit underwriting through borrower interviews, credit reports and review of borrower and principals' financials.

After Pontes Financial Group, Ltd. processes the loan, the Manager will acquire the loan for the Fund from Pontes Financial Group, Ltd. or directly from the borrower.

After we acquire mortgage loans, the Manager also manages our mortgage loan portfolio. The Manager is responsible for:

         o        reviewing loans;

         o        recommending changes in loans;

         o        employing and supervising employees who handle the loans;

         o        preparing and reviewing projected performance;

         o        reviewing reserves and working capital;

         o        collecting and maintaining all loans;

         o creating and implementing investment policies in furtherance of those contained in the operating agreement;

         o preparing and reviewing budgets, economic surveys, cash flow and taxable income or loss projections and working capital requirements;

         o preparing and reviewing reports for securities filings, distribution to our members or otherwise;

         o        communicating with members;

         o supervising and reviewing our bookkeeping, accounting and audits;

         o supervising and reviewing the preparation of our state and federal tax returns; and

         o supervising professionals employed by us, including attorneys, accountants and appraisers.

COMPENSATION TO THE MANAGER AND AFFILIATE

ORGANIZATION AND OFFERING STAGE

Pontes Financial Group, Ltd has advanced or will pay all of our expenses incurred through December 31, 2003 in connection with our organization and the planning and preparation for our public offering. These expenses include accounting and legal fees, registration fees with the SEC, and filing fees with the National Association of Securities Dealers, Inc. and the states in which we have filed to register our units for offer and sale. There are also printing, reproduction and mailing costs for the prospectus to be used in the offering. As of December 31, 2003, the total of these expenses was $507,648, which we have repaid to Pontes Financial Group, Ltd. in full.

PUBLIC OFFERING EXPENSES

We anticipate additional offering expenses during 2004 to include the following approximate amounts, which also may be advanced by Pontes Financial Group, Ltd. and reimbursed to it or be paid directly by us:

                State registration fees              $ 5,000
                Legal                                $25,000
                Accounting                           $ 5,000
                Prospectus Costs and Other           $15,000
                                                     -------
                                            Total    $50,000
                                                     =======

OPERATIONAL STAGE

Where the fees below are described as competitive fees or based on local market conditions, that means the fees are determined by price competition within a given market. Additionally, the amount of the fees is dependent upon the size of a particular loan. To ensure that our fees remain competitive, we will directly contact our competition, such as major banks in the local market or other relevant commercial lenders. We expect that the interest rate on the loans in which we invest will be 3-5 points higher than comparable loans made by banks and that the fees paid to the Manager or its affiliates will be 3-4 points higher than similar fees charged by conventional lenders. We believe that this rate structure is consistent with rates and fees charged by other non-conventional lenders. References below to local law also contemplate additional requirements imposed by local or state law, such as usury laws.

         Paid By Borrowers
         -----------------

o Loan Placement Fees for Loan Selection and Brokerage      3%-6% of each loan, the percentage shall be a competitive fee based on local market conditions. These fees are paid by the borrower no later than when the loan proceeds are distributed.

o Service Fee for Administering the Loan                    Pontes Financial Group, Ltd. or its affiliates may receive borrower-paid mortgage service fees of up to 1/2%, which when added to all other fees paid in connection with the servicing of a particular mortgage, including the 1/4% to be paid by us, does not exceed three-fourths of one percent (3/4%) of the principal outstanding on such loan. These fees will be paid by the borrower either annually or added to the monthly payment.

o Loan Extension or Modification Fee                        3%-6% of outstanding principal, as permitted by local market conditions. The amount to be received is not determinable at this time.

         Paid by Us
         ----------

o Annual Management Fee                                     Up to 0.75% of our aggregate capital contributions, paid
                                                            monthly in arrears. The Manager may in its discretion waive all or a part of the management fee to the extent it deems appropriate to do so. In making such an assessment, the
                                                            Manager will review our performance and the impact of the fees on our performance. The Manager assigns this fee to Pontes
                                                            Financial Group, Ltd. for its services to the Fund, which will consist of all administrative services for our operation,
                                                            including servicing the mortgage loans we hold. No portion of this fee will be used to reimburse Pontes Financial Group,
                                                            Ltd. for any selling commissions that it pays in the offering of our units.

o Promotional Interest                                      An annual, non-cumulative payment of up to 25% of our cash available for distribution to members that for each year
                                                            exceeds 12% of members' payment for their units.

o Service Fee for Administering Loans                       Up to 0.25% of the principal amount of each loan serviced.

o Property Management Fee                                   If the Manager or an affiliate manages property obtained by the Fund from foreclosure of any loan, fees shall be the
                                                            lesser of competitive fees or 5% of revenues from residential property; 6% of revenues from commercial properties where the
                                                            Manager or its affiliate performs leasing-type services or 3%
                                                            if not; 1% from 10-year or longer leases of commercial
                                                            property, plus a one-time initial leasing fee of 3% of such lease revenues, payable over the first 5 years of the lease.
                                                            No portion of this fee will be used to reimburse Pontes
                                                            Financial Group, Ltd. for any selling commissions that it pays in the offering of our units.

o Competitive Real Estate Commission to Pontes Financial    The total compensation paid to all persons for the sale of
  Group, Ltd. for Resales of Foreclosed Property            property held by us as a result of foreclosure shall be
                                                            limited to a competitive real estate brokerage commission not to exceed six percent (6%) of the contract price for the sale of the property. Pontes Financial Group, Ltd. shall be
                                                            entitled to receive up to 1/2 or a maximum of 3% of such
                                                            commission where it substantially contributed to the sale, but only if the members of the Fund have been paid their capital contributions in the form of distributions of income from the
                                                            Fund that are cumulatively equal to their capital
                                                            contributions, plus an amount that is at least 6% of their capital contributions per year cumulatively. No foreclosed property will be sold to the Manager or any of its affiliates.


The Manager makes arrangements with the respective borrowers for payment to it of fees owing from those borrowers. The Manager anticipates that borrowers will pay its compensation out of the proceeds of loans or upon closing the relevant transaction. For loan servicing fees, the Manager will receive these fees monthly in arrears along with the payments it receives on loans that we have acquired.

The Manager may, in its sole discretion, share with us the loan placement fees it receives from borrowers. The Manager is under no obligation to share its placement fees and investors should not assume that any placement fees will be shared with the Fund.

ITEM 9.  REMUNERATION OF OFFICERS AND DIRECTORS

         Not applicable.

ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

         Not applicable.

ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         Not applicable.

ITEM 12.  SECURITIES BEING OFFERED

The title of the class of securities being registered is units of limited liability company interest. In the following text of this Item 12, the terms "Fund" and "we" refer to the Registrant. The term "you" or "your" refers to members.

LIMITED LIABILITY OF MEMBERS

The California statute under which the Fund has been formed provides that members are not personally liable for the obligations of their limited liability company. The operating agreement also provides that every written agreement entered into by us is not enforceable against our members personally.

MEETINGS

Either the Manager or members owning capital accounts with at least 10% of the amounts in all capital accounts may call meetings of the members. The Manager has informed us that it has no present intention of calling any meetings of the members. Any voting by the members is anticipated to be by written consent.

VOTING AND OTHER RIGHTS OF MEMBERS

The Manager may amend the operating agreement without your consent to

         o        remedy any ambiguity or formal defect or omission,

         o        conform it to applicable laws and regulations, and

         o make any change which, in the judgment of the Manager, is not to the prejudice of the members.

We require the vote or consent of a majority of members (excluding the Manager or its affiliates) to do any of the following:

         o amend the operating agreement, except in the instances mentioned above,

         o        dissolve the Fund and wind up our business,

         o        add or remove a Manager,

         o        cause us to merge with another company, and

         o        approve or disapprove the sale of more than 50% of our assets.

DESCRIPTION OF THE UNITS

Each unit represents an undivided equity interest in a California limited liability company. The units in the Fund are not evidenced by a certificate. Units are non-assessable and are entitled to a pro rata share of the Fund's profits and losses in accordance with the terms of the operating agreement. There are various limitations on transfer of units. The Manager may reject any proposed transfer which would jeopardize the tax status of the Fund. Owners of units must hold their units for at least one year. After the one year holding period, an owner may redeem his/her units by submitting a written request for redemption to our Manager, subject to our having adequate funds available to make the requested redemption and subject to an overall cap that not more than 10% of the units may be redeemed in any 12 month period. There are no outstanding securities senior to the units and senior securities may only be issued with the approval of a majority of the holders of the units. Each holder of units is entitled to vote on matters pertaining to the Fund in accordance with the terms of the operating agreement.

CAPITAL ACCOUNTS

The Manager will credit the capital account it establishes for you when we receive your initial investment after the escrow ends. We will allocate to your capital account the percentage of our income, gains, losses and distributions that the amount in your capital account bears to all members' capital accounts. Your capital account will increase by the amount of additional capital contributions you make, including distribution reinvestments, and by your share of income and gains realized by us. Your capital account will decrease by your share of losses realized by us and any income or capital we distribute to you.

Except for when we write down our investments, we do not adjust capital accounts to reflect unrealized appreciation or depreciation of our underlying assets. Consequently, the amount in your capital account may not reflect the portion of the fair market value of our underlying assets attributed to your units. This is a continuous offering in which allocations will be made based on the proportionate interest of capital accounts. As a result, depending upon when units are purchased, the units purchased by our members for ten dollars will likely have:

         o different rights to distributions and income from our mortgage loans, and

         o different proportionate interests in the fair market value of our underlying assets.

If the fair market value of our assets is less than the cost of the assets on our books when you make a capital contribution, then the value of your units' interest in the fair market value of our underlying assets may be less than ten dollars per unit. Conversely, if the fair market value of our assets is greater than the cost of the assets on our books when a new member makes a capital contribution, then your units' interest in the realized gains in the fair market value of our assets will be shared with the new members making the contribution or reinvestment. This will result in a dilution in the value of your units' interest in the fair market value of our underlying assets. These principles apply equally for when a member makes a distribution reinvestment.

UNIT REPURCHASES AND DEEMED DISTRIBUTIONS

The number of units you hold will decrease when we return capital to you and will increase when you contribute or are deemed to recontribute capital. If we return capital to you, we will treat it as a redemption of units in an amount proportionate to the amount in your capital account. We will provide statements to you reflecting the number of units that we have redeemed and the number of units that you still own as a result of the redemption.

Additionally, for tax purposes you will be deemed to have received a return of capital and recontributed to us any proceeds we receive from loan repayments, foreclosures or other capital transactions, or any loan modifications or extensions treated as a disposition for tax purposes. While we believe that this characterization will not affect the tax liability of our members, if the Internal Revenue Service unexpectedly were to disagree, you may have a tax liability with no cash distributions to pay that liability.

WRITE-DOWN OF INVESTMENTS

As indicated above, we make annual downward adjustments if the fair market value of our assets has declined during that year, to reflect then-current market conditions. We refer to these downward adjustments as write-downs. We will make any necessary write-downs within 30 days following the end of each year. Our accountants will then confirm that the write-down conforms with generally accepted accounting principles. If a write-down is required, the write-down shall be effective on the last day of the calendar quarter and the capital accounts of all members on that date shall be reduced accordingly.

MEMBERS' RETURN ON INVESTMENT

Our mortgage loans will generate monthly payments of interest and/or principal to us. We intend to distribute these interest payments to you as described below. These distributions will be paid quarterly in arrears in cash or via reinvestment. We will not accumulate assets other than mortgage notes or similar instruments and we will not usually accumulate cash on hand, except for working capital reserves of approximately 3% of capital contributions except when the Manager elects to return additional cash pending investment in mortgage loans in which cash funds will be held in short-term liquid investments. We cannot make distributions to you until we have received the proceeds from the Offering, and invested them in mortgage loans. Thereafter, our first distribution to you will be your share of our distribution for the quarter in which your contribution is actually received by us and invested. We calculate the amount of your distributions on a pro rata basis, based upon the return, if any, on all of our assets, the size of your capital account and, if applicable, when during the quarter we received your contribution.

We will distribute all net income attributable to interest we receive from borrowers. When we distribute net income attributable to these payments, all distributions will be made to the members in proportion to their contributed capital.

Net proceeds will include the proceeds from the repayment of principal or the prepayment of a mortgage loan, or the net proceeds of a foreclosure sale. The Manager may consider the alternatives listed below in determining whether and how much of the net proceeds to distribute in cash. Net proceeds will be distributed during the period that is within 36 months of the scheduled termination of the Fund, December 31, 2021.

         o        reinvesting in new loans,

         o improving or maintaining any properties that we acquire through foreclosure,

         o        paying permitted operating expenses, or

         o        distributing to the members.

Before making a distribution, we will pay our expenses and other liabilities and confirm that our working capital reserves are adequate. If net proceeds are to be retained and not distributed, there must be sufficient cash distributed, to the extent available, to pay any anticipated state and federal taxes (assuming a specified tax bracket applicable to all Members) created by the disposition or refinancing of a mortgage loan.

DISTRIBUTION REINVESTMENT PLAN

You can elect to participate in the distribution reinvestment plan by so indicating in your completed subscription agreement, or you can later elect to become a participant. We will treat you as a distribution reinvestment plan participant on the date we actually receive your initial investment, if you indicate in your subscription agreement that you want to participate in the plan. You may also make an election or revoke a previous election at any time by sending us written notice. Units purchased under the plan will be credited to your capital account as of the first day of the calendar quarter following the calendar quarter in which the reinvested distribution was made. If you notify us prior to 10 days before the end of any given quarter, you will be removed from the reinvestment plan during that quarter and any distribution you receive that quarter will be paid in cash. If you notify us within ten days of the end of the quarter, you will need to wait until the following quarter to receive cash instead of units.

Your continued participation in the plan depends on whether you meet our investor suitability standards. While you are a participant, for each $10.00 in distributions you reinvest, you will acquire one unit. The Manager may terminate or reinstate, as applicable, the distribution reinvestment plan at any time.

If you choose to reinvest your distributions in units, we will send you a report within 30 days after each time you receive units describing the distributions you received, the number of units you purchased, the purchase price per unit, and the total number of units accumulated. We will also send you a current prospectus and tax information for income earned on units under the reinvestment plan for the calendar year when you receive annual tax information from us. You must pay applicable income taxes upon all distributions, whether the distribution is paid in cash or reinvested.

No reinvestment participant shall have the right to draw checks or drafts against his distribution reinvestment account.

Units you acquire through the distribution reinvestment plan carry the same rights as the units you acquired through your original investment. However, as previously noted, the proportional net asset value of the new units issued for ten dollars will not necessarily be the same as those previously acquired for ten dollars.

We may amend or end the distribution reinvestment plan for any reason at any time by mailing a notice to you at your last address of record at least 30 days before the effective date of our action. The Manager specifically reserves the right to suspend or end the distribution reinvestment plan if:

         o the Manager determines that the distribution reinvestment plan impairs our capital or operations;

         o the Manager determines that an emergency makes continuing the plan unreasonable;

         o any governmental or regulatory agency with jurisdiction over us requires us to do so;

         o in the opinion of our counsel, the distribution reinvestment plan is no longer permitted by federal or state law;

         o        if transactions involving units within the previous twelve
                  (12) months would result in our being considered terminated under Section 708 of the Internal Revenue Code; or

         o the Manager determines that allowing any further reinvestments would create a material risk that we would be treated as a publicly traded partnership within the meaning of Section 7704 of the Internal Revenue Code.

REPURCHASE OF UNITS, WITHDRAWAL FROM THE FUND

You may withdraw, or partially withdraw, from the Fund and obtain the return of all or part of your capital account within 61 to 91 days after you deliver written notice of withdrawal to the Manager, subject to the following additional conditions:

         o You may not withdraw from the Fund until one year after you purchased units.

         o We can only make cash payments in return of an outstanding capital account from net proceeds of capital transactions and capital contributions.

         o The Manager must determine that your proposed withdrawal will not impair the capital or operation of the Fund.

         o We are not required to sell any portion of our assets to fund a withdrawal.

         o The amount to be distributed to you depends solely on your capital account on the date of the distribution, even if this is not the same as your proportionate share of the then fair market value of our assets.

         o We will not permit more than 10% of the outstanding capital accounts of members to be withdrawn during any calendar year, except upon dissolution of the Fund.

         o If your capital account is reduced below $10,000 due to any withdrawal payment, we may distribute all remaining amounts in your capital account to you in cancellation of your units, and you will then cease to be a member.

         o All payments to meet requests for withdrawal are on a first-come, first-served basis. If the sums needed to fund withdrawals in any particular month exceed the amount of cash available for withdrawals, funds will be distributed first to the member whose request we received first, until his withdrawal request is paid in full.

                                     PART II

ITEM 1. MARKET PRICE, DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is no public trading market for the Registrant's units of limited liability company interest.

ITEM 2.  LEGAL PROCEEDINGS

         None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         None.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Fourth Amended Operating Agreement of Registrant provides that it may indemnify the Manager or hold it harmless under certain circumstances. It will not indemnify the Manager or any of its affiliates, agents, attorneys, nor any person acting as securities broker or dealer for any loss or liability suffered by the Registrant, unless all of the following conditions are met:

         o the Manager has determined in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Registrant;

         o the Manager was acting on behalf of or performing services for the Registrant;

         o such liability or loss was not the result of negligence or misconduct by the Manager; and

         o such indemnification or agreement to hold harmless is recoverable only out of the assets of the Registrant and not from the members.

Notwithstanding the statements regarding indemnification in the preceding paragraph, Registrant will not indemnify the Manager or any of its affiliates, agents, or attorneys, nor any person acting as securities broker or dealer for the units from any liability, loss or damage incurred by them arising due to an alleged violation of federal or state securities laws unless:

         o there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular party;

         o the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular party; or

         o a court of competent jurisdiction approves a settlement of the claims against the particular party and finds that indemnification of the settlement and related costs should be made.

Before seeking a court approval for indemnification, the party seeking indemnification must apprise the court of the position of the Securities and Exchange Commission concerning indemnification for securities violations, which is that indemnification for liabilities arising under the Securities Act of 1933 is against public policy and therefore unenforceable.

The Registrant will not purchase any insurance that protects a party from any liability for which it could not indemnify that party.

It will advance funds to the Manager or its affiliates for legal expenses and other costs incurred as a result of any legal action if the following conditions are satisfied:

         o the legal action relates to acts or omissions with respect to the performance of duties or services on its behalf;

         o the legal action is initiated by a third party who is not a member, or the action is initiated by a member and a court specifically approves such advancement; and

         o the Manager or its affiliates undertake to repay the advanced funds to it in the event the Manager or its affiliates is not entitled to indemnification.

                                    PART F/S

                          INDEPENDENT AUDITORS' REPORT


To the Manager and Members of
Yosemite Mortgage Fund II, LLC

We have audited the accompanying balance sheets of Yosemite Mortgage Fund II, LLC (a California limited liability company) as of December 31, 2003 and 2002, and the related statements of operations, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yosemite Mortgage Fund II, LLC (a California limited liability company) as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/  Burr, Pilger & Mayer LLP



San Francisco, California
January 9, 2004, except for Note 2,
     as to which the date is February 5, 2004


                                 YOSEMITE MORTGAGE FUND II, LLC
                            (A CALIFORNIA LIMITED LIABILITY COMPANY)

                                         BALANCE SHEETS

                                                                      December 31,  December 31,
                                                                         2003           2002
                                                                      ------------  ------------
                                             ASSETS

Loans receivable (Note 4)                                             $28,495,649   $        --
Cash                                                                    4,419,769         1,000
Interest receivable                                                       271,448            --
Late fee receivable                                                           187            --
Deferred offering costs, net of accumulated amortization of $62,524
     and $0 at December 31, 2003 and 2002, respectively                   406,408       407,238
Software                                                                   36,982            --
                                                                      ------------  ------------

         Total assets                                                 $33,630,443   $   408,238
                                                                      ============  ============


                         LIABILITIES AND MEMBERS' EQUITY

Liabilities:
   Accounts payable                                                   $    11,523   $        --
   Deposits from pending members                                          137,000            --
   Service fees payable to related party (Note 3)                           5,796            --
   Due to affiliate (Note 3)                                                   --       407,238
   Distribution payable                                                   264,278            --
                                                                      ------------  ------------

         Total liabilities                                                418,597       407,238
                                                                      ------------  ------------

Members' equity:
   Initial member                                                             824         1,000
   Members                                                             33,211,022            --
                                                                      ------------  ------------

         Total members' equity                                         33,211,846         1,000
                                                                      ------------  ------------


         Total liabilities and members' equity                        $33,630,443   $   408,238
                                                                      ============  ============

           The accompanying notes are an integral part of these financial statements.

                                               23

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)

                             STATEMENTS OF OPERATIONS


                                                    For the year    For the year
                                                       ended           ended
                                                     December 31,   December 31,
                                                        2003            2002
                                                     ----------      ----------
Revenue:
   Interest on loans receivable                      $1,249,566      $       --
   Late fee income                                        2,887              --
   Other interest                                         1,746              --
                                                     ----------      ----------

Total revenue                                         1,254,199              --
                                                     ----------      ----------

Expenses:
   Accounting                                            50,904              --
   Amortization                                          62,524              --
   Taxes, licenses and fees                              15,187              --
   Legal fees                                            11,515              --
   Printing                                              10,004              --
   Service fees (Note 3)                                 26,785              --
   Other                                                  3,024              --
                                                     ----------      ----------

         Total expenses                                 179,943              --
                                                     ----------      ----------

Net income                                           $1,074,256      $       --
                                                     ==========      ==========



   The accompanying notes are an integral part of these financial statements.


                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)

                          STATEMENTS OF MEMBERS' EQUITY




                                 Initial Member        Members              Total
                                 -------------      -------------      -------------
Balance, January 1, 2002                   --                 --                 --

Contributions                           1,000                 --              1,000
                                 -------------      -------------      -------------

Balance, January 1, 2003                1,000                 --              1,000

Contributions                              --       $ 32,563,899         32,563,899

Distributions                              --           (427,309)          (427,309)

Net (loss) income allocated              (176)         1,074,432          1,074,256
                                 -------------      -------------      -------------

Balance, December 31, 2003       $        824       $ 33,211,022       $ 33,211,846
                                 =============      =============      =============


   The accompanying notes are an integral part of these financial statements.

                                       25


                                      YOSEMITE MORTGAGE FUND II, LLC
                                 (A CALIFORNIA LIMITED LIABILITY COMPANY)

                                         STATEMENTS OF CASH FLOWS

                                                                            For the year    For the year
                                                                                ended           ended
                                                                             December 31,    December 31,
                                                                                 2003            2002
                                                                             -------------   -------------

Cash flows from operating activities:
   Net income                                                                $  1,074,256    $         --
   Amortization of deferred offering costs                                         62,524              --
   Adjustments to reconcile net income to net cash provided by operations:
     Interest receivable                                                         (271,448)             --
     Late fees receivable                                                            (187)             --
     Deferred offering costs                                                      (61,694)             --
     Accounts payable                                                              11,523              --
     Deposits from pending members                                                137,000              --
     Service fees payable                                                           5,796              --
     Payable to affiliate                                                        (407,238)             --
                                                                             -------------   -------------
         Net cash provided by operating activities                                550,532              --
                                                                             -------------   -------------

Cash flows from investing activities:
   Purchase of loans                                                          (28,495,649)             --
   Purchase of software                                                           (36,982)             --
                                                                             -------------   -------------
         Net cash used in investing activities                                (28,532,631)             --
                                                                             -------------   -------------

Net cash from financing activities:
   Members' contributions                                                      32,563,899           1,000
   Members' distributions                                                        (163,031)             --
                                                                             -------------   -------------
         Net cash provided by financing activities                             32,400,868           1,000
                                                                             -------------   -------------

Increase in cash                                                                4,418,769           1,000

Cash at beginning of year                                                           1,000              --
                                                                             -------------   -------------

Cash at end of year                                                          $  4,419,769    $      1,000
                                                                             =============   =============


                The accompanying notes are an integral part of these financial statements.

                                                    26

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                                  ____________



1.     NATURE OF OPERATIONS AND DEVELOPMENT-STAGE OPERATIONS

       Yosemite Mortgage Fund II, LLC (the Company) was formed on March 19, 2001 under the California Beverly-Killea Limited Liability Company Act (the
       Act), to conduct any lawful business for which a limited liability company may be organized under the Act, including investment of the Company's cash and the purchase and sale of notes, mortgages, and deeds of trust, secured by interests in real estate.

       The Company's operating agreement provides that the term of the Company shall continue until December 31, 2021, unless terminated earlier.

       The Company began operations in May of 2003. Fiscal year 2003 is the first year during which the Company is considered an operating company. Prior to fiscal year 2003, the company had been in the development stage.

       The Manager is MFP Management LLC (a California limited liability company) formed on May 14, 2001 under the Act and is engaged in business as an investor in real estate secured loans. MFP Management LLC is an affiliate of Pontes Financial Group, Ltd. a California corporation, and Steven M. Pontes, General Manager of MFP Management LLC.

       The fiscal year end of the Company is December 31.

       The Profit or Loss of the Company is allocated to the Members in proportion to their respective Percentage Interest. The Manager is required to allocate to the Members all Profits and Losses realized by the Company during any quarter as of the close of business on the last day of each calendar quarter, in accordance with their respective Interests and in proportion to the number of days during the calendar quarter that they owned the Interests.

       The Manager and its Affiliates are entitled to receive fees, compensation and expense reimbursements from the Company, such as Management Fee, Mortgage Service Fees, Company Expenses, Promotional Interest, Property Management Fee, and Real Estate Brokerage Commissions.

       The Manager is entitled to receive from the Company a Management Fee payable monthly, in amounts determined by the Manager from time to time, up to a maximum of three-quarters of one percent (0.75%) per annum of the Base Amount. For any portion of the Capital Contributions not included in the Base Amount, the Management Fee shall not exceed 0.5% per annum.

       The Manager is entitled to receive a Promotional Interest in the Company, as an additional Management Fee, that is equal to twenty-five percent (25%) of the amount of Cash Available for Distributions that exceeds twelve percent (12%) of Capital Contributions, for each and every Fiscal Year of the Partnership on a noncumulative basis.

       If the Manager or an Affiliate performs property management services with respect to a foreclosed residential property, the maximum Property Management Fee, including all rent-up, leasing, and re-leasing fees and bonuses, and leasing related services paid to any Person, shall be five percent (5%) of the gross revenues from such property. For individual and commercial property, the maximum Property Management Fee from such leases shall be six percent (6%) of the gross revenues where the Manager or its Affiliates includes leasing, re-leasing, and leasing-related services. Conversely, the maximum Property Management Fee from such leases shall be three percent (3%) of the gross revenues where the Manager or its Affiliates do not perform leasing, re-leasing, and leasing-related services with respect to the property. For industrial and commercial properties which are leased on a long-term basis, the maximum Property Management Fee from such leases shall be one percent (1%) of the gross revenues, except for a one-time initial leasing fee of three percent (3%) of the gross revenues on each lease payable over the first five full years of the original term of the lease.

       The total compensation paid to all Persons for the sale of a property held by the Company as a result of a foreclosure shall be limited to a competitive real estate commission, not to exceed six percent (6%) of the contract price for the sale of the property.

       All capitalized items used in this Note 1 are defined in the Company's operating agreement.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Organization have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

         ESTIMATES

         The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         INCOME TAXES

         The Company is treated as a partnership for federal and California income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually, and no federal or California income taxes are provided for in the financial statements of the Company. The Company pays an annual California tax of $800 and an annual California LLC fee based upon its total annual income.

         REVENUE RECOGNITION

         Interest is recognized as revenue when earned according to the terms of the loan.

         CAPITALIZED SOFTWARE

         Capitalized software is stated at cost. At December 31, 2003, the software was still in the development stage. Once the software is placed in service, depreciation will be computed using the straight-line method over three years.

         LOANS SECURED BY TRUST DEEDS

         Loans secured by trust deeds are selected by the Manager and originated by or through Pontes Financial Group, Ltd., a California licensed real estate broker corporation, and are recorded at cost. Interest income on loans will be accrued by the simple interest method. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, and a specific reserve is recorded. Cash receipts will be allocated to interest income, except when such payments are specifically designated as principal reduction or when management does not believe the Company's investment in the loan is fully recoverable.

         At December 31, 2003, three of the loans were delinquent. A Notice of Default was filed on two of these loans (PFG Loan #'s 3064 and 3095). These two loans are loans to the same borrower. In February 2004 the borrower subsequently sold one of the properties collateralizing the loans, and the loans are now current. The Manager was one of the purchasers of the sold property.

         The third loan in default, PFG Loan #3107, in the amount of $550,000, has been delinquent since October 1, 2003. The Company intends to file a Notice of Default in the near future. Because the loan is considered impaired, the company has not accrued interest income during the months of November and December 2003. The loan is secured by a property located in Oregon, and the Company believes that there is adequate collateral to cover the full value of the loan plus all unpaid interest and late fees.

         There were no investments in mortgage loans as of December 31, 2002.

         ALLOWANCE FOR LOAN LOSSES

         The Manager regularly reviews the mortgage loan portfolio to assess whether a loan loss reserve is necessary. Borrower payment history, the value of the property by which the loan is secured, and other economic and geographical conditions are considered. In addition to these factors the Manager believes its underwriting standard to fund only those loans not greater than 70% of the collateral provides an adequate reserve against risk posed by market deterioration and/or delinquent payments. The Manager does not accrue any interest income for any loans delinquent or otherwise in default. The Manager regularly reviews its portfolio particularly any loans that are delinquent to determine whether a loan loss reserve is necessary. At December 31, 2003, the Manager determined that no loan loss reserves were required.


         DEFERRED OFFERING COSTS

         During the Company's development stage, all costs associated with the offering of the Company's securities were capitalized. These deferred offering costs, totaling $468,932 are amortized using the straight-line method over five years.

3.     RELATED PARTY TRANSACTIONS

         DUE TO AFFILIATE

         Pontes Financial Group, Ltd., the Initial Member, has advanced offering costs and paid certain expenses on behalf of the Company and was entitled to receive reimbursement from the Company. As of December 31, 2003, outstanding offering costs and expenses payable to Pontes Financial Group, Ltd. have been paid. As of December 31, 2002, outstanding offering costs of $407,238 were due to Pontes Financial Group, Ltd. The Manager or its Affiliates received $507,648 and $0 for the reimbursement of costs or expenses from the registrant during 2003 and 2002, respectively.

         MANAGEMENT FEES

         Under the Operating Agreement, the Manager is entitled to receive from the Company and assign to its affiliate a Management Fee payable monthly, in amounts determined by the Manager from time to time, up to a maximum of three-quarters of one percent (0.75%) per annum of capital contributions committed to investment in mortgage loans. The Management Fee was waived by the Manager for the years ending December 31, 2003 and 2002. Had the Manager accepted the management fee, the maximum management fee expenses charged to the Company would have been $239,460 and $0 for the years ending December 31, 2003 and 2002, respectively.

         LOAN SERVICING FEES

         The Manager and its Affiliates are also entitled to receive monthly Mortgage Servicing Fees on loans which it service in the amount of three-quarters of one percent (0.75%) per annum of the principal outstanding in each loan. One quarter of one percent (0.25%) of the total fees were paid by the Company and the remaining one-half of one percent (0.5%) of the total fees were paid by the borrowers. Loan servicing fees, representing the one-quarter of one percent paid to the Company, were $26,785 for the year ended December 31, 2003 and $0 for the year ended December 31, 2002. Service fees payable to the Manager from the Company as of December 31, 2003 and December 31, 2002 were $ 5,796 and $0, respectively.

         BORROWER'S COSTS

         The Manager receives loan origination fees and other fees normally associated with the loan placement and paid by the borrowers. These fees are paid directly to the Manager by borrowers and are not included in the income and expenses of the Company.

         LOANS PURCHASED FROM AFFILIATES OF THE MANAGER

         The Company purchased loans, in whole or in part, from affiliates of the Manager and certain members of the Company. Payments of interest and principal for loans purchased are due on the first of the following month. As of December 31, 2003 and as of December 31, 2002 there were no outstanding amounts payable for the loans purchased during the quarter.

4.     LOANS RECEIVABLE

       All loans receivable are secured by deeds of trust, and ownership of some loans is partially shared with related parties (See Note 3). Loans receivable as of December 31, 2003 consist of the following:

       Loan #3041, due in monthly installments of $5,447 including principal and interest at 12.75% matured in August 2003.
       The Company did not demand payment at the time the loan
       matured, and the borrower has continued to make timely
       monthly payments. The face amount of this loan is $512,668.
       The Company owns 75.56% of this loan.                         $  387,349

       Loan #3053, due in monthly installments of $4,604 of
       interest only at 13.00% maturing in September 2004. The
       face amount of this loan is 425,000. The Company owns
       76.47% of this loan.                                             325,000

       Loan #3054, due in monthly installments of $18,865
       including principal and interest at 12.75% maturing in July
       2006. The face amount of this loan is $1,500,000. The
       Company owns 100% of this loan.                                 1,370,502

         Loan #3064, due in monthly installments of $6,316 including principal and interest at 12.50% maturing in February 2007.
         The face amount of this loan is $470,000. The Company owns
         100% of this loan.                                          $  386,680

         Loan #3077, due in monthly installments of $11,793 of
         interest only at 12.75%. The principal balance is due in
         December 2005. The face amount of the loan is $1,110,000.
         The Company owns 86.96% of this loan.                          965,217

         Loan #3080, due in monthly installments of $2,498 including principal and interest at 12.75% maturing in March 2006.
         The face amount of this loan is $200,000. The Company owns
         100% of this loan.                                             185,362

         Loan #3081, due in monthly installments of $8,117 including principal and interest at 12.75% maturing in March 2006.
         The face amount of this loan is $650,000. The Company owns
         100% of this loan.                                             602,427

         Loan #3092, due in monthly installments of $8,234 of
         interest only at 12.75%. The principal balance is due in
         May 2004. The face amount of the loan is $775,000. The
         Company owns 100% of this loan.                                775,000

         Loan #3094, due in monthly installments of $2,985 including principal and interest at 12.75% matured on August 2003.
         The face amount of this loan is $302,258. The Company owns
         100% of this loan.                                             280,966

         Loan #3095, due in monthly installments of $4,097 including principal and interest at 12.50% maturing in February 2007.
         The face amount of this loan is $290,000. The Company owns
         100% of this loan.                                             252,327

         Loan #3101, due in monthly installments of $7,148 of
         interest only at 11.75% maturing in September 2006. The
         face amount of this loan is $730,000. The Company owns
         58.91% of this loan.                                           430,000

         Loan #3102, due in monthly installments of $5,158 including principal and interest at 11.00% maturing in March 2007.
         The face amount of this loan is $465,000. The Company owns
         100% of this loan.                                             444,581

          Loan #3105, due in monthly installments of $9,909 of
          interest only at 11.25% maturing in December 2006. The face amount of this loan is $1,430,000. The Company owns 27.97%
          of this loan.                                                 295,664

          Loan #3107, due in monthly installments of $5,385 of
          interest only at 11.75% maturing in February 2008. The face amount of this loan is $550,000. The Company owns 100% of
          this loan.                                                    550,000

          Loan #3108, due in monthly installments of $2,596 of
          interest only at 11.75% maturing in March 2007. The face
          amount of this loan is $265,000. The Company owns 100% of
          this loan.                                                    265,000

         Loan #3110, due in monthly installments of $23,906 of
         interest only at 12.75%. The principal balance is due in
         May 2004. The face amount of this loan is $2,250,000. The
         Company owns 62.44% of this loan.                           $1,405,000

         Loan #3112, due in monthly installments of $20,000 of
         interest only at 12.00%. The principal balance is due in
         May 2007. The face amount of this loan is $2,000,000. The
         Company owns 50% of this loan.                               1,000,000

         Loan #3115, due in monthly installments of $4,423 of
         interest only at 12.68%. The principal balance is due in
         August 2007. The face amount of this loan is $418,500. The
         Company owns 100% of this loan.                                418,500

         Loan #3116, due in monthly installments of $20,188 of
         interest only at 12.75%. The principal balance is due in
         August 2005. The face amount of this loan is $1,900,000.
         The Company owns 65.79% of this loan.                        1,250,000

         Loan #3118, due in monthly installments of $10,447 of
         interest only at 11.75% maturing in September 2007. The
         face amount of this loan is $1,070,000. The Company owns
         100% of this loan.                                           1,070,000

         Loan #3119, due in monthly installments of $1,424 of
         interest only at 12.75% maturing in October 2007. The face amount of this loan is $134,000. The Company owns 71.70% of
         this loan.                                                      96,074

         Loan #3121, due in monthly installments of $7,150 of
         interest only at 12.00%. The principal balance is due in
         October 2007. The face amount of this loan is $715,000. The
         Company owns 58.04% of this loan.                              415,000

         Loan #3125, due in monthly installments of $5,463 of
         interest only at 11.50% maturing in March 2005. The face
         amount of this loan is $570,000. The Company owns 74.56% of
         this loan.                                                     425,000

         Loan #3126, due in monthly installments of $24,969 of
         interest only at 11.75% maturing in February 2006. The face amount of this loan is $2,550,000. The Company owns 78.43%
         of this loan.                                                2,000,000

         Loan #3127, due in monthly installments of $7,344 of
         interest only at 11.75%. The principal balance is due in
         March 2008. The face amount of this loan is $625,000. The
         Company owns 100% of this loan.                                625,000

         Loan #3129, due in monthly installments of $13,406 interest only at 9.75%. The principal balance is due in April 2008.
         The face amount of this loan is $1,650,000. The Company
         owns 21.21% of this loan.                                      350,000

         Loan #3131, due in monthly installments of $4,100 interest only at 12.00%. The principal balance is due in April 2008.
         The face amount of this loan is $410,000. The Company owns
         75.61% of this loan.                                           310,000

         Loan #3132, due in monthly installments of $2,231 interest only at 12.75%. The principal balance is due in July 2006.
         The face amount of this loan is $210,000. The Company owns
         100% of this loan.                                         $   210,000

         Loan #3133, due in monthly installments of $24,479 of
         interest only at 11.75%. The principal balance is due in
         October 2004. The face amount of this loan is $2,500,000.
         The Company owns 54.40% of this loan.                        1,350,000

         Loan #3137, due in monthly installments of $5,688 of
         interest only at 9.75%. The principal balance is due in May
         2008. The face amount of this loan is $700,000. The Company
         owns 100% of this loan.                                        700,000

         Loan #3138, due in monthly installments of $5,650 of
         interest only at 12.00%. The principal balance is due in
         December 2004. The face amount of this loan is $565,000.
         The Company owns 100% of this loan.                            565,000

         Loan #3140, due in monthly installments of $19,284 of
         interest only at 12.75%. The principal balance is due in
         November 2008. The face amount of this loan is $1,815,000.
         The Company owns 36.64% of this loan.                          665,000

         Loan #3142, due in monthly installments of $15,938 of
         interest only at 12.50%. The principal balance is due in
         November 2004. The face amount of this loan is $1,500,000.
         The Company owns 66.67% of this loan.                        1,000,000

         Loan #3143, due in monthly installments of $37,188 of
         interest only at 12.75%. The principal balance is due in
         November 2008. The face amount of this loan is $2,500,000.
         The Company owns 87.86% of this loan.                        2,150,000

         Loan #3144, due in monthly installments of $64,547 of
         interest only at 12.75%. The principal balance is due in
         May 2005. The face amount of this loan is $6,075,000. The
         Company owns 81.89% of this loan.                            4,975,000
                                                                    ------------
                                                                    $28,495,649
                                                                    ============

         As of December 31, 2002, there were no loans receivable.

5.  CONCENTRATIONS

         CASH AND CASH EQUIVALENTS

         Financial instruments that potentially subject the Company to concentrations of credit risk consist of bank balances in excess of the FDIC insured amount of $100,000. At December 31, 2003 and December 31, 2002, the Company had approximately $4,384,000 and $0, respectively, of cash that exceeded this limit and thus was not covered by federal depository insurance.

         LOANS RECEIVABLE

         At December 31, 2003, approximately 61% of the Company's loans receivable were collateralized by properties located in Northern California. At December 31, 2002, there were no investments in mortgage loans.

CONDENSED FINANCIAL STATEMENTS

         The accompanying unaudited condensed financial statements should be read in conjunction with the registrant's registration statement on Form SB-2, as amended by Post-Effective Amendment no. 1, dated April 2, 2004, of the Company. These statements have been prepared in accordance with the instructions of the Securities and Exchange Commission Form 10-QSB and do not include all the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements.

         In the opinion of the Company's management, all material adjustments of a normal and recurring nature considered necessary for a fair presentation of results of operations for the interim periods have been included. The results of consolidated operations for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.


                            YOSEMITE MORTGAGE FUND II, LLC
                       (A CALIFORNIA LIMITED LIABILITY COMPANY)

CONDENSED BALANCE SHEET
                                      UNAUDITED

                                                                         MARCH 31, 2004
                                                                          -----------
                                       ASSETS

          ASSETS:

    Loans receivable                                                      $27,393,698
    Cash                                                                    8,802,790
    Interest receivable                                                       260,685
    Due from affiliate                                                         50,000
    Deferred offering costs, net of accumulated amortization of $85,971       382,961
                                                                          -----------
          Total Assets                                                    $36,890,134
                                                                          ===========


                           LIABILITIES AND MEMBERS' EQUITY


LIABILITIES:
    Accounts payable                                                      $    20,835
    Distributions payable                                                     376,654
    Service fees payable (Note 3)                                               5,428
                                                                          -----------
          Total Liabilities                                                   402,917
                                                                          -----------
MEMBERS' EQUITY:
    Initial Member                                                                824
    Members                                                                36,486,393
                                                                          -----------
       Total Members' Equity                                               36,487,217
                                                                          -----------
          Total Liabilities and Members' Equity                           $36,890,134
                                                                          ===========




      The accompanying notes are an integral part of these financial statements.


                                         35

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                        CONDENSED STATEMENT OF OPERATIONS
                                    UNAUDITED


                                                For the Three    For the Three
                                                 Months Ended     Months Ended
                                                March 31, 2004   March 31, 2003
                                                 ------------     ------------
REVENUE:
    Interest on loans receivable                 $    791,574     $         --
    Late charges on loans receivable                      166               --
    Other interest                                      2,868               --
                                                 ------------     ------------
       Total Revenue                                  794,608               --
                                                 ------------     ------------

EXPENSES:
    Accounting                                         30,052               --
    Amortization                                       23,447               --
    California LLC fees and taxes                      11,050               --
    Legal fees                                         25,873               --
    Printing                                            1,119               --
    Service fees (Note 3)                              16,766               --
                                                 ------------     ------------
       Total Expenses                                 108,307               --
                                                 ------------     ------------
          Net Income                             $    686,301     $         --
                                                 ============     ============




   The accompanying notes are an integral part of these financial statements.


                           YOSEMITE MORTGAGE FUND II, LLC
                      (A CALIFORNIA LIMITED LIABILITY COMPANY)
                         CONDENSED STATEMENT OF CASH FLOWS

                                     UNAUDITED

                                                      For the Three   For the Three
                                                      Months Ended     Months Ended
                                                     March 31, 2004   March 31, 2003
                                                      ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                        $   686,301      $        --
    Amortization                                           23,447               --
    Adjustments to reconcile net income to
       net cash provided by operations:

       Due from affiliate                                 (50,000)              --
       Interest receivable                                 10,762               --
       Late fees receivable                                   118               --
       Accounts payable                                     9,311               --
       Write-off of software                               36,982               --
       Service fees payable                                  (367)              --
                                                      ------------     ------------
          Net cash provided by operating activities       716,624               --
                                                      ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Issuance of loans receivable                         (420,000)              --
    Purchase of loans receivable                         (600,000)              --
    Collection on loans receivable                      2,121,952               --
                                                      ------------     ------------
    Net cash provided by investing activities           1,101,952               --
                                                      ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Members' Contributions                              2,817,500               --
    Members' Distributions                               (253,055)              --
                                                      ------------     ------------
       Net cash provided by financing activities        2,564,445               --
                                                      ------------     ------------
          Increase in cash                              4,383,021               --

          Cash, beginning of period                     4,419,769               --
                                                      ------------     ------------
                 Cash, end of period                  $ 8,802,790      $         0
                                                      ============     ============



     The accompanying notes are an integral part of these financial statements.

                                        37

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                    UNAUDITED


                          NOTE 1 - NATURE OF OPERATIONS


Yosemite Mortgage Fund II, LLC (the "Company") is a company formed on March 19, 2001 under the California Beverly-Killea Limited Liability Company Act (the "Act"), to conduct any lawful business for which a limited liability company may be organized under the Act, including investment of the Company's cash and the purchase and sale of notes, mortgages and deeds of trust, secured by interests in real estate.

The Company's operating agreement provides that the term of the Company shall continue until December 31, 2021, unless terminated earlier.

The Manager is MFP Management LLC (a California limited liability company) formed on May 14, 2001 under the Act and is engaged in business as an investor in real estate secured loans. MFP Management LLC is an affiliate of Pontes Financial Group, Ltd. a California corporation, and Steven M. Pontes, General Manager of MFP Management LLC.

The fiscal year end of the Company is December 31.

The Profit or Loss of the Company is allocated to the Members in proportion to their respective Percentage Interest. The Manager is required to allocate to the Members all Profits and Losses realized by the Company during any quarter as of the close of business on the last day of each calendar quarter, in accordance with their respective Interests and in proportion to the number of days during the calendar quarter that they owned the Interests.

The Manager and its Affiliates are entitled to receive fees, compensation and expense reimbursements from the Company, such as Management Fee, Company Expenses, Promotional Interest, Property Management Fee, and Real Estate Brokerage Commissions.

The Manager is entitled to receive from the Company a Management Fee payable monthly, in amounts determined by the Manager from time to time, up to a maximum of three-quarters of one percent (0.75%) per annum of the Base Amount. For any portion of the Capital Contributions not included in the Base Amount, the Management Fee shall not exceed 0.5% per annum.

The Manager is entitled to receive a Promotional Interest in the Company, as an additional Management Fee, that is equal to twenty-five percent (25%) of the amount of Cash Available for Distributions that exceeds twelve percent (12%) of Capital Contributions, for each and every Fiscal Year of the Partnership on a non-cumulative basis.

If the Manager or an Affiliate performs property management services with respect to a foreclosed residential property, the maximum Property Management Fee, including all rent-up, leasing, and re-leasing fees and bonuses, and leasing related services paid to any Person, shall be five percent (5%) of the gross revenues from such property. For individual and commercial property, the maximum Property Management Fee from such leases shall be six percent (6%) of the gross revenues where the Manager or its Affiliates includes leasing, re-leasing, and leasing-related services. Conversely, the maximum Property Management Fee from such leases shall be three percent (3%) of the gross revenues where the Manager or its Affiliates do not perform leasing, re-leasing, and leasing-related services with respect to the property. For industrial and commercial properties which are leased on a long-term basis, the maximum Property Management Fee from such leases shall be one percent (1%) of the gross revenues, except for a

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
               NOTES TO CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


                          NOTE 1 - NATURE OF OPERATIONS


one-time initial leasing fee of three percent (3%) of the gross revenues on each lease payable over the first five full years of the original term of the lease.

The total compensation paid to all Persons for the sale of a property held by the Company as a result of a foreclosure shall be limited to a competitive real estate commission, not to exceed six percent (6%) of the contract price for the sale of the property.

All capitalized items used in this Note 1 are defined in the Company's operating agreement.


               NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Accounting
-------------------
The financial statements of the Organization have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
------------
The Company is treated as a partnership for federal and California income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually, and no federal or California income taxes are provided for in the financial statements of the Company. The Company pays an annual California tax of $800 and an annual California LLC fee based upon its total annual income.

Revenue recognition
-------------------
Interest is recognized as revenue when earned according to the terms of the loan.

Loans secured by trust deeds
----------------------------
Loans secured by trust deeds will be selected by the Manager and originated by or through Pontes Financial Group, Ltd., a California licensed real estate broker corporation, and will be recorded at cost. Interest income on loans will be accrued by the simple interest method. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
               NOTES TO CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


contractual terms of the loan agreement and a specific reserve has been recorded. Cash receipts will be allocated to interest income, except when such payments are specifically designated as principal reduction or when management does not believe the Company's investment in the loan is fully recoverable.


Allowance for loan losses
-------------------------
The Manager regularly reviews the mortgage loan portfolio to assess whether a loan loss reserve is necessary. Borrower payment history, the value of the property by which the loan is secured, and other economic and geographical conditions are considered. In addition to these factors the Manager believes its underwriting standard to fund only those loans not greater than 70% of the collateral provides an adequate reserve against risk posed by market deterioration and/or delinquent payments. The Manager does not accrue any interest income for any loans delinquent or otherwise in default. The Manager regularly reviews its portfolio particularly any loans that are delinquent to determine whether a loan loss reserve is necessary. At March 31, 2004, the Manager determined that no loan loss reserves were required.



                       NOTE 3 - RELATED PARTY TRANSACTIONS


Due from Affiliate
------------------
Pontes Financial Group, Ltd., the Initial Member, has agreed to reimburse the Company for a portion of the organizational costs relating to software development and accounting fees. As of March 31, 2004, the amount due from the Initial Member was $50,000.

Management Fees
---------------
Under the Operating Agreement, the Manager is entitled to receive from the Company a Management Fee payable monthly, in amounts determined by the Manager from time to time, up to a maximum of three-quarters of one percent (0.75%) per annum of capital contributions committed to investment in mortgage loans. Including the quarter ending March 31, 2004, the Manager has waived the management fee for every quarter since the Company's inception. Had the Manager accepted the management fee, the maximum management fee expense charged to the Company would have been approximately $65,832 for the three month period ending March 31, 2004.

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
               NOTES TO CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED

NOTE 3 - RELATED PARTY TRANSACTIONS (CONTINUED)

Service Fees
------------
The Manager and its Affiliates are also entitled to receive monthly Mortgage Servicing Fees on loans which it services, in the amount of three-quarters of one percent (0.75%) per annum of the principal outstanding in each loan. One-quarter of one percent (0.25%) of the total fees were paid by the Company and the remaining one-half of one percent (0.5%) of the total fees were paid by the borrowers. Mortgage service fees expense for the three month period ending March 31, 2004 was $16,766. As of March 31, 2004, the mortgage service fees payable to the Manager from the Company was $5,428.

Borrower's Costs
----------------
The Manager receives loan origination fees and other fees normally associated with the loan placement and paid by the borrowers. These fees are paid directly to the Manager by borrowers and are not included in the income and expenses of the Company.

                 Loans Purchased from Affiliates of the Manager
                 ----------------------------------------------

The Company has purchased loans, in whole or in part, from affiliates of the Manager and certain members of the Company. Principal balances for loans purchased are due on the first of the following month. As of March 31, 2004, there was no outstanding payable for loans purchased.

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
               NOTES TO CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED

                            NOTE 4 - LOANS RECEIVABLE


All loans receivable are secured by deeds of trust, and ownership of some loans is partially shared with related parties (See Note 3). Loans receivable as of March 31, 2004 consist of the following:

YOSEMITE MORTGAGE FUND II, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

                   YMFII           YMFII              3/31/04
     LOAN         3/31/04          PERCENT              NOTE           MATURITY
    NUMBER        BALANCE           OWNED               RATE             DATE
--------------------------------------------------------------------------------

3041               236,238          75.56%             12.75%           8/1/03
3053               325,000          76.47%             13.00%           9/1/04
3054             1,351,633         100.00%             12.75%           7/31/04
3064               206,229         100.00%             12.50%           2/1/07
3077               965,217          86.96%             12.75%           12/1/05
3080               183,760         100.00%             12.75%           3/1/06
3081               597,222         100.00%             12.75%           3/1/06
3092               775,000         100.00%             12.75%           5/1/04
3094               280,966         100.00%             12.75%           8/1/03
3095               247,875         100.00%             12.50%           2/1/07
3101               430,000          58.91%             11.75%           9/1/06
3102               441,299         100.00%             11.00%           3/1/07
3107               550,000         100.00%             11.75%           2/1/08
3108               265,000         100.00%             11.75%           3/1/07
3110             1,505,000          67.00%             12.75%           5/1/04
3112             1,000,000          50.00%             12.00%           5/1/07
3115               418,500         100.00%             12.68%           8/1/07
3116               723,684          65.79%             12.75%           8/1/05
3118             1,070,000         100.00%             11.75%           9/1/07
3119                96,075          71.70%             12.75%           10/1/07
3121               415,000          58.04%             12.00%           10/1/07
3125               425,000          74.56%             11.50%           3/1/05
3126             2,000,000          78.43%             11.75%           2/1/06
3129               350,000          21.21%              9.75%           4/1/08
3132               210,000         100.00%             12.75%           7/1/06
3133             1,350,000          54.00%             11.75%           10/1/04
3137               700,000         100.00%              9.75%           5/1/08
3138               565,000         100.00%             12.00%           12/1/04
3140               915,000          50.00%             12.75%           11/8/08
3142             1,250,000          83.33%             12.50%           11/1/04
3143             2,150,000          61.43%             12.75%           11/1/08
3144             4,975,000          81.89%             12.75%           5/1/05
3146               420,000         100.00%             11.75%           4/1/09

TOTAL           27,393,698


               BLENDED GROSS YIELD           12.30%

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         The following exhibits are listed according to the numbers assigned to them in Part III of Form 1-A:

         2. Limited Liability Company Articles of Organization, incorporated by reference to Exhibit 3 to Registrant's Form SB-2 registration statement number 333-98337.

         3. Limited Liability Company Fourth Amended Operating Agreement, incorporated by reference to Exhibit 4.1 to Form SB-2/A, amended registration statement filed February 21, 2003, number 333-98337.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Yosemite Mortgage Fund II, LLC


  Date:  May 28, 2004                   By: /s/ Steven M. Pontes
                                            ---------------------------------
                                            Steven M. Pontes, General Manager
                                            MFP Management, LLC,
                                            Manager

                                            Principal Executive Officer
                                            Principal Financial Officer